Filed by ITC^DeltaCom, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: ITC^DeltaCom, Inc.

Commission File Nos. 333-119496; 333-120215

This filing includes disclosure that relates to two proposed acquisitions by ITC^DeltaCom, Inc. (“ITC^DeltaCom”) pursuant to (1) an Agreement and Plan of Merger, dated as of September 8, 2004 (the “FDN Merger Agreement”), among ITC^DeltaCom, a wholly owned subsidiary of ITC^DeltaCom, Florida Digital Network, Inc. (“FDN”) and certain stockholders of FDN, and (2) an Agreement and Plan of Merger, dated as of September 8, 2004 (the “NTC Merger Agreement”), among ITC^DeltaCom, a wholly owned subsidiary of ITC^DeltaCom, NT Corporation (“NTC”) and certain stockholders of NTC. The FDN Merger Agreement and the NTC Merger Agreement and related documents are on file with the Securities and Exchange Commission (the “SEC”) as exhibits to a Current Report on Form 8-K filed by ITC^DeltaCom on September 8, 2004, as amended on September 10, 2004.

ITC^DeltaCom has filed with the SEC a registration statement on Form S-4 (Commission File No. 333-119496), which contains a proxy statement/prospectus of ITC^DeltaCom with respect to the transactions contemplated by the FDN Merger Agreement, as well as other relevant documents concerning such proposed transactions. ITC^DeltaCom has filed with the SEC a registration statement on Form S-4 (Commission File No. 333-120215), which contains a proxy statement/prospectus of ITC^DeltaCom with respect to the transactions contemplated by the NTC Merger Agreement, as well as other relevant documents concerning such proposed transactions. Investors are urged to read the proxy statement/prospectus for each transaction and any other relevant documents filed with the SEC, because they will contain important information. The proxy statement/prospectus for each transaction will be mailed to stockholders of ITC^DeltaCom prior to their stockholder meeting. In addition, interested parties will be able to obtain the Form S-4 registration statements, including the exhibits filed therewith, free of charge at the Web site maintained by the SEC at www.sec.gov. The proxy statement/prospectus for each transaction and these other documents also may be obtained free of charge from ITC^DeltaCom by directing a request to 1791 O.G. Skinner Drive, West Point, Georgia 31833, Attn: Investor Relations.

ITC^DeltaCom and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ITC^DeltaCom in connection with the proposed transactions. Information about the directors and executive officers of ITC^DeltaCom and their ownership of ITC^DeltaCom common stock and other ITC^DeltaCom voting securities is included in ITC^DeltaCom’s proxy statement for its 2004 annual meeting of stockholders, which it filed with the SEC on April 1, 2004. This document is available free of charge at the Web site maintained by the SEC at www.sec.gov and from ITC^DeltaCom as described above. Additional information regarding interests in the transaction of participants in the proxy solicitation may be obtained by reading the proxy statement/prospectus regarding each proposed transaction when it becomes available.

Investor Contact:	Media Contact:
Douglas A. Shumate	Mary Catherine R. Bassett
Chief Financial Officer	Director, Communications
706-385-8189	706-385-8104
dshumate@itcdeltacom.com	mbassett@itcdeltacom.com

FOR IMMEDIATE RELEASE

ITC^DELTACOM ISSUES CORRECTION TO NEWS RELEASE ON THIRD QUARTER 2004 RESULTS

West Point, Ga.—(Nov. 12, 2004)—ITC^DeltaCom, Inc. (NASDAQ: ITCD), a leading provider of integrated communications services to customers in the southeastern United States, today issued a correction to its news release on November 11, 2004, in which it reported operating results for the three and nine months ended September 30, 2004.

Following issuance of the news release and the related conference call on November 11, the Company determined that, due to an error, it had understated cost of revenues for the 2004 quarter and the 2004 nine-month period by $773,000. Accordingly, cost of revenues was $72.1 million for the 2004 quarter and $218.7 million for the 2004 nine-month period.

Based on the corrected results for cost of revenues for the two 2004 periods:

•	gross margin was $73.3 million for the 2004 quarter and $225.1 million for the 2004 nine-month period;

•	net loss applicable to common stockholders was $28.4 million for the 2004 nine-month period;

•	basic and diluted net loss per common share was $(0.55) for the 2004 nine-month period; and

•	earnings before interest, taxes, depreciation and amortization, or EBITDA, was $18.0 million for the 2004 quarter and $56.1 million for the 2004 nine-month period.

For information on management’s reasons for providing data with respect to EBITDA and the limitations associated with the use of EBITDA, and for a quantitative reconciliation of the differences between EBITDA and net loss, as net loss is calculated in accordance with generally accepted accounting principles, see the accompanying tables under the “EBITDA Reconciliation” caption.

The accompanying tables set forth corrected financial information about the Company based on the foregoing corrected results for cost of revenues for the 2004 periods.

ABOUT ITC^DELTACOM, INC.

ITC^DeltaCom, headquartered in West Point, Ga., provides, through its operating subsidiaries, integrated telecommunications and technology services to businesses and consumers in the southeastern United States. ITC^DeltaCom has a fiber optic network spanning approximately 14,500 route miles, including more than 10,900 route miles of owned fiber, and offers a comprehensive suite of voice and data communications services, including local, long distance, enhanced data, Internet, colocation and managed services, and sells customer premise equipment to end-user customers. The Company operates approximately 29 voice switches and 74 data switches, and is one of the largest competitive telecommunications providers in its primary eight-state region. ITC^DeltaCom has interconnection agreements with BellSouth, Verizon, SBC, CenturyTel and Sprint for resale and access to unbundled network elements and is a certified competitive local exchange carrier (CLEC) in Arkansas, Texas, Virginia and all nine BellSouth states. For more information about ITC^DeltaCom, visit the Company’s Web site at http://www.itcdeltacom.com.

FORWARD-LOOKING STATEMENTS

Except for the historical and present factual information contained herein, this release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this release, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions as they relate to ITC^DeltaCom, Inc. or its management are intended to identify these forward-looking statements. All statements by the Company regarding its expected financial position, revenues, liquidity, cash flow and other operating results, cost savings and other expected benefits of its acquisition of BTI Telecom Corp. and its proposed mergers with Florida Digital Network, Inc. and NT Corporation, business strategy, financing plans, forecasted trends related to the markets in which it operates, legal proceedings and similar matters are forward-looking statements. The Company’s actual results could be materially different from its expectations because of various risks. These risks, some of which are discussed under the caption “Business–Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, include the Company’s dependence on new product development, rapid technological and market change, the Company’s dependence upon rights of way and other third-party agreements, debt service and other cash requirements, liquidity constraints and risks related to future growth and rapid expansion. Other important risk factors that could cause actual events or results to differ from those contained or implied in the forward-looking statements include, without limitation, costs, delays and other difficulties related to the proposed transactions, failure of the parties to satisfy closing conditions and other merger agreement terms, inability to integrate acquired companies successfully, customer reductions in services, delays or difficulties in deployment and implementation of colocation arrangements and facilities, appeals of or failures by third parties to comply with rulings of governmental entities, inability to meet installation schedules, general economic and business conditions, failure to maintain underlying service/vendor arrangements, competition, adverse changes in the regulatory or legislative environment, and various other factors beyond the Company’s control. ITC^DeltaCom disclaims any responsibility to update these forward-looking statements.

ABOUT THE PENDING TRANSACTIONS

ITC^DeltaCom has filed with the SEC a registration statement on Form S-4 (File No. 333-119496), which contains a preliminary proxy statement/prospectus of ITC^DeltaCom with respect to the transactions contemplated by the merger agreement with Florida Digital Network, Inc., as well as other relevant documents concerning such proposed transactions. ITC^DeltaCom also has filed with the SEC a registration statement on Form S-4 (File No. 333-120215), which contains a preliminary proxy statement/prospectus of ITC^DeltaCom with respect to the transactions contemplated with the NT Corporation merger agreement, as well as other relevant documents concerning such proposed transactions. Investors are urged to read the proxy statement/prospectus for each transaction and any other relevant documents filed with the SEC, because they will contain important information. The proxy statement/prospectus for each transaction when completed will be mailed to ITC^DeltaCom stockholders prior to their stockholder meeting. In addition, interested parties may obtain the Form S-4 registration statements, including the exhibits filed therewith, free of charge at the Web site maintained by the SEC at www.sec.gov. The proxy statement/prospectus for each transaction and these other documents also may be obtained free of charge from ITC^DeltaCom by directing a request to 1791 O.G. Skinner Drive, West Point, Georgia 31833, Attn: Investor Relations.

ITC^DeltaCom and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ITC^DeltaCom in connection with the proposed transactions. Information about the directors and executive officers of ITC^DeltaCom and their ownership of common stock and other ITC^DeltaCom voting securities is included in ITC^DeltaCom’s proxy statement for its 2004 annual meeting of stockholders, which it filed with the SEC on April 1, 2004. This document is available free of charge at the Web site maintained by the SEC at www.sec.gov and from ITC^DeltaCom as described above. Additional information regarding interests in the transaction of participants in the proxy solicitation may be obtained by reading the proxy statement/prospectus regarding each proposed transaction when it becomes available.

ITC^DELTACOM, INC.

FINANCIAL HIGHLIGHTS

(In thousands, except per share data)

	Nine Months Ended Sept. 30,
	2004	2003
	(unaudited)	(unaudited)
Operating Revenues:
Integrated communications services revenues	$355,920	$202,431
Equipment sales and related services revenues	14,209	32,837
Wholesale services revenues	73,652	74,373

Total operating revenues	443,781	309,641
Cost of revenues	218,705	153,151

Gross margin	225,076	156,490
Operating expenses:
Selling, operations and administration	165,627	113,587
Depreciation and amortization	63,870	43,265
Stock-based deferred compensation	1,227	663
Merger-related expenses	889	—

Total operating expenses	231,613	157,515

Operating loss	(6,537)	(1,025)
Other income (expense):
Interest expense	(15,846)	(10,310)
Interest income	379	294
Other expense (Note 1)	(1,236)	—

Total other expense, net	(16,703)	(10,016)

Loss before reorg. items and income taxes	(23,240)	(11,041)
Reorganization items	—	—

Loss before income taxes	(23,240)	(11,041)
Income tax expense	—	—

Net loss	(23,240)	(11,041)
Pfd. stock dividends and accretion (Note 2)	(5,191)	(2,280)

Net loss applicable to common stockholders	$(28,431)	$(13,321)

Basic and diluted net loss per common share	$(0.55)	$(0.30)

Basic and diluted wtd. avg. cmn. shares out	51,891,570	44,843,567

Note 1 -	Represents expenses primarily related to the Company’s withdrawn debt offering, net of other income items.

Note 2 -	Represents the payment of accrued dividends on preferred stock at an annual rate of 8%. All such dividends have been paid in additional shares of preferred stock valued solely for purposes of such dividends at $100 per share.

ITC^DELTACOM, INC.

BALANCE SHEET AND OTHER FINANCIAL HIGHLIGHTS

(in thousands)

	As of Sept. 30, 2004	As of Dec 31, 2003
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$16,606	$50,099
Restricted cash	850	1,639
Total current assets	106,907	141,244
Property, plant and equipment, net	514,064	539,676
Other long term assets	63,811	64,133
Total assets	$684,782	$745,053
Total current liabilities	$131,410	$148,078
Other long-term liabilities	8,399	13,072
Long-term debt and capital lease obligations	271,271	288,183
Total long-term liabilities	279,670	301,255
Total liabilities	411,080	449,333
Convertible redeemable preferred stock	60,075	55,007
Total stockholders’ equity	213,627	240,713
Total liabilities and stockholders’ equity	$684,782	$745,053

	Nine Months Ended
	Sept. 30, 2004	Sept. 30, 2003
	(unaudited)	(unaudited)
Other Financial Data
Working capital (as of period ended)	$(24,503)	$(6,834)
Capital expenditures	35,215	20,989
Cash flow provided / (used) by operating activities	25,076	32,076
Cash flow provided / (used) by investing activities	(46,822)	(23,708)
Cash flow provided / (used) by financing activities	(11,747)	(4,176)

ITC^DELTACOM, INC.

QUARTERLY HIGHLIGHTS

(unaudited)

	Three Months Ended
	Sept. 30, 2004	June 30, 2004	March 31, 2004	Dec. 31, 2003	Sept. 30, 2003
Operating Revenues (in thousands)
Integrated communications services revenues	$117,180	$119,406	$119,334	$118,245	$69,179
Equipment sales and related services revenues	4,770	5,072	4,367	8,185	14,829
Wholesale services revenues	23,434	24,845	25,373	25,495	24,076

Total operating revenues	145,384	149,323	149,074	151,925	108,084
Cost of revenues (in thousands)	72,122	72,863	73,720	77,693	54,606

Gross margin (in thousands)	73,262	76,460	75,354	74,232	53,478

	50.39%	51.20%	50.55%	48.86%	49.48%
Operating expenses: (in thousands)
Selling, operations and administration	54,463	55,218	55,946	59,220	39,301
Depreciation and amortization	21,748	21,288	20,834	20,128	14,265
Stock-based deferred compensation	409	409	409	485	221
Merger-related expenses	431	353	105	2,141	—

Total operating expenses	77,051	77,268	77,294	81,974	53,787

Operating loss (in thousands)	$(3,789)	$(808)	$(1,940)	$(7,742)	$(309)

Retail business lines installed (Note 1)	381,080	378,160	372,850	368,863	184,606
Wholesale / Local Interconnection lines installed (Note 1)	67,666	72,105	71,737	68,770	70,380

Total lines installed (Note 1)	448,746	450,265	444,587	437,633	254,986

Number of employees (Note 2)	2,304	2,309	2,306	2,412	1,850
Annualized consolidated revenue/employee	$252,403	$258,680	$258,585	$251,948	$233,695

Note 1 -	Reported net of disconnects and cancellations.

Note 2 -	Net decrease of five employees from June 30, 2004 to September 30 reflects the elimination of 20 positions associated with the integration of BTI, offset by the addition of 15 sales and service delivery personnel.

ITC^DELTACOM, INC.

EBITDA RECONCILIATION

(In thousands)

EBITDA represents net income (loss) before interest, taxes, depreciation and amortization. The Company has included data with respect to EBITDA because its management evaluates and projects the performance of its business using several measures, including EBITDA. The Company's management considers this measure to be an important supplemental indicator of its performance, particularly as compared to the performance of its competitors, because it eliminates many differences among companies in financial, capitalization and tax structures, as well as some recurring non-cash and non-operating charges to net income or loss. For these reasons, management believes that EBITDA provides important supplemental information to investors regarding the operating performance of ITC^DeltaCom and facilitates comparisons by investors between the operating performance of ITC^DeltaCom and the operating performance of its competitors. The Company's management believes that consideration of EBITDA should be supplemental, because EBITDA is not a measurement of financial performance under generally accepted accounting principles and may not be comparable to similarly titled measures reported by other companies. As a result, EBITDA should not be considered an alternative to net income (loss), as calculated in accordance with generally accepted accounting principles, as a measure of performance. The following table sets forth the quantitative reconciliation of the differences between EBITDA and net loss as net loss is calculated in accordance with generally accepted accounting principles:

ITC^DELTACOM, INC.

EBITDA RECONCILIATION

(In thousands)

	Three Months Ended September 30,
	2004	2003
Net loss	$(9,000)	$(3,537)
Add back non-EBITDA items included in net loss:
Depreciation and amortization	21,748	14,265
Interest expense (net of interest income)	5,211	3,228

EBITDA	$17,959	$13,956

	Three Months Ended
	September 30, 2004	June 30, 2004
Net loss	$(9,000)	$(5,535)
Add back non-EBITDA items included in net loss:
Depreciation and amortization	21,748	21,288
Interest expense (net of interest income)	5,211	4,950

EBITDA	$17,959	$20,703

	Nine Months Ended
	September 30, 2004	September 30, 2003
Net loss	$(23,240)	$(11,041)
Add back non-EBITDA items included in net loss:
Depreciation and amortization	63,870	43,265
Interest expense (net of interest income)	15,448	10,016

EBITDA	$56,078	$42,240